                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)
                                     ------
                             20th Century Industries

                                (Name of Issuer)

                        Common Shares, Without Par Value

                         (Title of Class of Securities)

                                   901272 20 3

                                 (CUSIP Number)

                         Florence Davis, General Counsel
                       American International Group, Inc.
                  70 Pine Street, NYC, NY 10270 (212) 770-7000



            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   May 12, 1998

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP NO. 901272 20 3


 (1)  NAME OF REPORTING PERSON/S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

American International Group, Inc.
(I.R.S. Identification No. 13-2592361)

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (a)  / /
                              (b)  / /

 (3)  SEC USE ONLY


 (4)  SOURCES OF FUNDS

            WC, OO

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                   / /

 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated in the State of Delaware


NUMBER OF               (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY            (8)  SHARED VOTING POWER
OWNED BY                      37,301,769
EACH                    (9)  SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH            (10)  SHARED DISPOSITIVE POWER
                              37,301,769

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              37,301,769

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                   / /

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      42.6%

(14)  TYPE OF REPORTING PERSON

      HC, CO

CUSIP NO. 901272 20 3



 (1)  NAME OF REPORTING PERSON/S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

American Home Assurance Company
(I.R.S. Identification No. 13-5124990)

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (a)  / /
                              (b)  / /

 (3)  SEC USE ONLY


 (4)  SOURCES OF FUNDS

            OO

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                   / /

 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated in the State of New York


NUMBER OF               (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY            (8)  SHARED VOTING POWER
OWNED BY                        9,870,113
EACH                    (9)  SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH            (10)  SHARED DISPOSITIVE POWER
                                9,870,113

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                9,870,113

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                   / /

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.3%

(14)  TYPE OF REPORTING PERSON

      IC, CO

CUSIP NO. 901272 20 3


 (1)  NAME OF REPORTING PERSON/S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

Commerce & Industry Insurance Company
(I.R.S. Identification No. 31-1938623)

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (a)  / /
                              (b)  / /

 (3)  SEC USE ONLY


 (4)  SOURCES OF FUNDS

            OO

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                   / /

 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated in the State of New York


NUMBER OF               (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY            (8)  SHARED VOTING POWER
OWNED BY                        5,414,828
EACH                    (9)  SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH            (10)  SHARED DISPOSITIVE POWER
                                5,414,828

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                5,414,828

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                   / /

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.2%

(14)  TYPE OF REPORTING PERSON

      IC, CO

CUSIP NO. 901272 20 3


 (1)  NAME OF REPORTING PERSON/S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

New Hampshire Insurance Company
(I.R.S. Identification No. 02-0172170)

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (a)  / /
                              (b)  / /

 (3)  SEC USE ONLY


 (4)  SOURCES OF FUNDS

            OO

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                   / /

 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated in the State of Pennsylvania


NUMBER OF               (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY            (8)  SHARED VOTING POWER
OWNED BY                        5,414,828
EACH                    (9)  SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH            (10)  SHARED DISPOSITIVE POWER
                                5,414,828

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                5,414,828

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                   / /

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.2%

(14)  TYPE OF REPORTING PERSON

      IC, CO

CUSIP NO. 901272 20 3


 (1)  NAME OF REPORTING PERSON/S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

National Union Fire Insurance Company of Pittsburgh, Pa.
(I.R.S. Identification No. 25-0687550)

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (a)  / /
                              (b)  / /

 (3)  SEC USE ONLY


 (4)  SOURCES OF FUNDS

            WC, OO

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                   / /

 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated in the State of Pennsylvania


NUMBER OF               (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY            (8)  SHARED VOTING POWER
OWNED BY                        16,602,000
EACH                    (9)  SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH            (10)  SHARED DISPOSITIVE POWER
                                16,602,000

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               16,602,000

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                   / /

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.0%

(14)  TYPE OF REPORTING PERSON

      IC, CO

ITEM 1.  SECURITY AND ISSUER.

            This Amendment No. 4 amends Item 5 of the Statement on Schedule 13D dated December 16, 1994, as amended by Amendment No. 1 to Schedule 13D dated March 23, 1995 and Amendment No. 2 to Schedule 13D dated January 20, 1998 and as amended and supplemented by Amendment No. 3 to Schedule 13D dated April 9, 1998 ("Schedule 13D"), previously filed by American International Group, Inc., a Delaware corporation ("AIG"), relating to the common stock, without par value ("Common Stock"), of 20th Century Industries, a California corporation (the "Company"). The principal executive offices of the Company are located at Suite 700, 6301 Owensmouth Avenue, Woodland Hills, California 91367.

            Each capitalized term used in this statement which is defined in the
Schedule 13D shall have the meaning ascribed thereto in the Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            (a). Between April 23, 1998 and May 12, 1998, AIG, through its subsidiary American Home, purchased 547,400 shares of Common Stock in open market transactions effected on the New York Stock Exchange at prices ranging from $27.25 to $29.00 per share. American Home's and each other AIG Sub's current ownership interests in the Company and the Common Stock are as shown in the following table:

                                              Number of           Percentage of
                                              Shares of           Fully Diluted
                                              Common Stock        Shares of
Company                                       Obtainable Upon     Common Stock
(and state of                                 Conversion/         Outstanding
domicile)             Number of Shares        Exercise            (1)
---------------       ----------------        --------------      ------------
American Home         102,250 shares of       9,024,713           10.31%
Assurance Company     Series A Preferred
(New York)            Stock (2)

                      845,400                   845,400           0.97
                      shares of Common
                      Stock (3)

Commerce &            61,350 shares of        5,414,828           6.18
Industry              Series A Preferred
Insurance Company     Stock (2)
(New York)

New Hampshire         61,350 shares of        5,414,828           6.18
Insurance Company     Series A Preferred
(Pennsylvania)        Stock (2)

National Union        16 Million Series       16,000,000          18.27
Fire Insurance        A Warrants (4)
Company of
Pittsburgh, Pa.
(Pennsylvania)        602,000 shares (5)      602,000             0.69
                      of Common Stock

                      Total Common
                      Shares                  ----------          ----------
                                              37,301,769          42.6

-----------------


(1) Based on the number of shares of Common Stock outstanding as of April 24, 1998 (51,715,380 shares) as reported by the Company in its Quarterly Report on Form 10-Q for the three month period ended March 31, 1998, as adjusted to give effect to the issuance of shares of Common Stock issuable on full conversion of the 224,950 shares of Series A Preferred Stock and on full exercise of the 16 million Series A Warrants.

(2) The aggregate number of shares of Series A Preferred Stock owned by the AIG Subs is 224,950, representing 200,000 shares purchased at the time of the initial investment in December 1994, 20,000 shares purchased in March 1995 when the Investment Agreement was amended and 4,950 shares issued as a pay-in-kind dividend by the Company in 1995. To date, the AIG Subs have not converted any shares of Series A Preferred Stock. The aggregate number of shares of Common Stock obtainable upon full conversion is 19,854,369 (or 22.67% of fully converted shares).

(3) American Home purchased 298,000 shares of Common Stock prior to November, 1991. American Home purchased an additional 547,400 shares of Common Stock in open market transactions effected on the New York Stock Exchange as follows:


      DATE                  SHARES             PRICE
 April 23, 1998              7,000            $28.0625
        "                    4,000            $28.1875
        "                    5,100            $28.25
        "                   18,900            $28.50
 April 24, 1998             10,000            $27.9375
        "                   10,000            $28.00
        "                    5,000            $28.25
        "                   10,000            $28.3125
        "                   10,000            $28.375
 April 27, 1998              8,000            $27.25
        "                   29,000            $27.3125
        "                   16,000            $27.375
        "                    5,000            $27.50
        "                    5,000            $27.5625
        "                   10,000            $27.75
        "                   10,000            $27.875
        "                   10,000            $28.00
 April 28, 1998              3,500            $27.50
        "                    2,100            $27.6875
        "                    1,700            $27.8125
        "                   20,000            $27.9375
        "                   13,300            $28.00

 April 29, 1998              1,700            $28.00
        "                   19,400            $28.00
        "                    2,000            $28.125
 April 30, 1998             53,000            $28.50
   May 4, 1998              25,000            $29.00
   May 5, 1998                 800            $27.9375
        "                      500            $28.00
        "                    1,700            $28.1875
        "                    6,000            $28.3125

      DATE                  SHARES            PRICE
        "                    3,200           $28.50
        "                    2,000           $28.625
        "                   28,000           $28.6875
   May 6, 1998                 400           $28.3125
        "                   20,100           $28.375
        "                   18,700           $28.625
        "                    6,300           $28.6875
   May 7, 1998               4,300           $28.3125
        "                    7,000           $28.4375
        "                    2,500           $28.50
        "                   24,900           $28.50
   May 8, 1998               9,600           $28.6875
        "                    8,300           $28.625
        "                    1,000           $28.375
        "                      100           $28.25
        "                    6,000           $28.125
  May 11, 1998               3,700           $28.875
        "                    8,900           $28.9375
        "                   18,300           $29.00
  May 12, 1998              19,400           $28.6875
        "                   10,800           $28.75
        "                    3,600           $28.8125
        "                   16,600           $28.9375


(4) The 16 million Series A Warrants were purchased at the time of the initial investment in December 1994 and to date the AIG Subs have not exercised any Series A Warrants.

(5) Purchased prior to June, 1994.

      (b). AIG and each AIG Sub share voting and dispositive power as to the securities owned by such AIG Sub.

      (c). AIG, American Home, Commerce and Industry, National Union, New Hampshire, SICO, The Starr Foundation and Starr, and, to the best of each of their knowledge, the Covered Persons, have not engaged in any transactions in the Common Stock within the past 60 days, except for the purchase by American Home between April 23, 1998 and May 12, 1998, of 547,400 shares of Common Stock as described above in footnote (3).


      (d) and (e).  Not applicable.

                               SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 12, 1998

                                 AMERICAN INTERNATIONAL GROUP, INC.


                                 By:  /s/ Kathleen E. Shannon
                                 ---------------------------------------
                                 Kathleen E. Shannon, Vice President,
                                 Secretary and Associate General Counsel



                                 AMERICAN HOME ASSURANCE COMPANY


                                 By:  /s/ Edward E. Matthews
                                 ---------------------------------------
                                 Edward E. Matthews,
                                 Senior Vice President



                                 COMMERCE AND INDUSTRY INSURANCE COMPANY


                                 By:  /s/ Edward E. Matthews
                                 ---------------------------------------
                                 Edward E. Matthews,
                                 Senior Vice President



                                 NATIONAL UNION FIRE INSURANCE COMPANY
                                 OF PITTSBURGH, PA.


                                 By:  /s/ Edward E. Matthews
                                 ---------------------------------------
                                 Edward E. Matthews,
                                 Senior Vice President

                                 NEW HAMPSHIRE INSURANCE COMPANY



                                 By:  /s/ Edward E. Matthews
                                 ---------------------------------------
                                 Edward E. Matthews, Vice President